U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X/A
(Amendment No. 1)

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.

Name of issuer or person filing (“Filer”):  Enterra Energy Trust

B.

(1) This is [check one]

an original filing for the Filer.

an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) .

C.

Identify the filings in conjunction with which this Form is being filed:

Name of Registrant	Form Type	File Number	Filed By	Date Filed
Enterra Energy Trust	F-10	333-129601	Enterra Energy Trust	November 10, 2005
Enterra Energy Trust	40-F	001-32744	Enterra Energy Trust	March 31, 2006
Enterra Energy Trust	40-F/A	001-32744	Enterra Energy Trust	August 29, 2006
Enterra Energy Trust	40-F	001-32744	Enterra Energy Trust	March 30, 2007, filed concurrently herewith

D.

The Filer is incorporated or organized under the laws of: Alberta, Canada and has its principal place of business at:

Suite 2700, 500 – 4th Avenue S.W

Calgary, Alberta, Canada

T2P 2V6

Telephone: (403) 263-0262

E.

The Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System

2610, 520 Pike Street

Seattle, Washington 98101

Telephone:  (212) 894-8940

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)

any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as a defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on November 10, 2005 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934.  Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Forms referred to in section C of this Form; the securities to which such Forms relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada on this 30th day of March, 2007.

ENTERRA ENERGY CORP., AS ADMINISTRATOR OF ENTERRA ENERGY TRUST
Date: March 30, 2007	By:	/s/ Keith Conrad Keith Conrad President and Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System As agent for Service of Process for Enterra Energy Trust
Date: March 30, 2007	By:	/s/ Lori Stuhlman
Name: Lori D. Stuhlman Title: Senior Customer Specialist